Exhibit 99.1

PRESS RELEASE

SMX TO BEGIN NASDAQ TRADING MARCH 8 UPON SUCCESSFULLY CLOSING

ITS BUSINESS COMBINATION WITH LIONHEART III CORP

SMX ordinary shares to commence trading on the Nasdaq Global Market under the ticker “SMX” and warrants to commence trading on the Nasdaq Capital

Market under the symbol “SMXWW” on March 8, 2023

New York, New York, March 8, 2023 – SMX (Security Matters) Public Limited Company (formerly Empatan Public Limited Company) today announced the closing of its previously announced business combination with Lionheart III Corp (NasdaqCM: LION, LIONW) (“Lionheart”). SMX’s ordinary shares are expected to commence trading on the Nasdaq Global Market, and warrants are expected to commence trading on the Nasdaq Capital Market, on March 8, 2023 under the ticker symbols “SMX” and “SMXWW.”

Prior to the commencement of trading of SMX’s ordinary shares and warrants on Nasdaq, the trading on the Australian Security Exchange of Security Matters Limited, SMX’s wholly-owned subsidiary as of the closing of the business combination with Lionheart, as well as the trading of the securities of Lionheart on Nasdaq, are expected to cease. Shareholders of Security Matters Limited who own shares of that company will receive securities in SMX in accordance with the terms of the business combination.

Haggai Alon, Chief Executive Officer of SMX, stated, “The closing of the business combination with Lionheart represents a wonderful step forward in the development and global recognition of SMX. We expect that the business combination of SMX with the Miami-based Lionheart, which was first announced in July 2022, will buoy SMX’s position as a leader in enabling supply chain authentication, traceability, and transparency, transforming businesses for participation in the circular economy.”

SMX’s technology originated in Israel and was originally developed by the Israeli Security Establishment and Nuclear Atomic Agency. It is a proven technology that the Company expects will be reliable, operational, and scaled up at a national level. After its predecessor enjoyed several years on the Australian Securities Exchange, SMX will now be listed on Nasdaq as a new segment creator for the circular economy and industrial technology.

“The listing on Nasdaq, which is the world’s premier exchange for technology companies and investors, is a tremendous achievement for SMX and, together with our partnership with the Lionheart team, provides SMX with immense opportunities to further access highly valued strategic partners, as well as institutional and other investors. We look forward to working together to expand our business, continue our execution of existing relationships and opportunities, access additional verticals and build our public market,” further commented Mr. Alon.

Ophir Sternberg, Chairman and Chief Executive Officer of Lionheart III said: “Global markets demand companies be better prepared for transparency, efficiency and resiliency, and Lionheart is thrilled to be a part of the exciting possibilities that lie ahead for SMX.”

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

SMX in Times Square to Mark Listing on Nasdaq

The SMX Board of Directors, together with its valued advisors and strategic business partners, will mark the opening of SMX’s trading on Nasdaq with an Opening Bell Ceremony live from the iconic Nasdaq trading floor on March 14, 2023. The Ceremony, to be held at the Nasdaq MarketSite Tower in New York, NY, will be led by SMX Founder, Executive Director, and Chief Executive Officer Haggai Alon and Ophir Sternberg, Chairman and CEO of Lionheart III Corp. This milestone moment for SMX and the stakeholders who elevated and supported the Company can be seen through a live broadcast of the event that begins at 9:15 a.m. Eastern Time.

To view the broadcast, please visit: https://www.nasdaq.com/marketsite/bell-ringing-ceremony.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2

PRESS RELEASE

Summary of the Business Combination Transaction

On July 26, 2022, SMX (Security Matters) Public Limited Company entered into a Business Combination Agreement and a scheme implementation deed (“SID”) by and among the Company, Lionheart, Security Matters Limited and Aryeh Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”). Subject to the terms of the Business Combination Agreement and the SID, all Security Matters shares were cancelled in return for the issuance of ordinary shares of SMX to all current shareholders, and SMX receiving one share in Security Matters (resulting in Security Matters becoming a wholly owned subsidiary of SMX. Additionally, Merger Sub merged with and into Lionheart, with Lionheart surviving as a wholly owned subsidiary of SMX, with existing Lionheart shareholders receiving ordinary shares of the Company in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of SMX shares instead of Lionheart shares.

For further information on this Business Combination please visit:

•	Full Prospectus F-4, as filed with the SEC: https://sec.report/Document/0001193125-22- 239088/;

•	Full details of the Business Combination, as reported on the ASX: https://smx.tech/assets/pdf/ASX-Announcement.pdf.

About SMX

SMX – Giving materials a memory of their origination and history,

so, it can be recycled, reused, and authenticated multiple times.

SMX is a forward looking, B2B white label technology company which empowers companies across a variety of different industries, including timber, rubber, palm oil, cocoa, steel, gold, luxury goods, leather, plastics, and non-ferrous metals, to transition successfully to a sustainable circular economy, thus reducing their carbon footprint and waste.

SMX offers a robust, innovative, and scalable technology solution that enables supply chain authentication, traceability, and transparency, transforming businesses for participation in the circular economy. Its technology gives materials in all states of matter, solid, liquid, and gas, the ability to maintain a virtual memory of their origination, processing and supply chain journey, including the ability to authenticate provenance, as well as to track recycling loop counts and the percentage of authenticated and/or recycled materials contained. The data is recorded digitally on blockchain, and a linking molecular chemical marker is embedded in the product itself and can be read with a proprietary reader. The SMX technology has been in active operational use on a national scale by the Israeli Government for more than ten years, is environmentally sustainable and has a proven track record.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	3

PRESS RELEASE

The SMX solution is an efficient, cost effective, drop-in solution within an existing supply chain, enabling substantial benefits for manufacturers, consumers, and others in the value chain – and the planet, including providing the necessary data for product recycling and re-use. In addition, the SMX technology addresses the issue of the increase in waste globally by enabling the increase in demand for verified, usable recycled materials by creating a commoditized, tradable certified asset which is the recycled material, which can be traded and sold to other players in the value chain and ecosystem.

About Lionheart III Corp

Lionheart III Corp is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: https://lheartcapital.com/our-companies/lionheart-iii/.

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Shareholder Information

Shareholders can contact our transfer agent, Continental Stock Transfer & Trust Company, via its website www.continentalstock.com, or its customer service phone number 212-509-5586.

Following the consummation of the business combination on March 7, 2023, statements will be mailed to shareholders within three business days.

Continental will send a statement and welcome letter to shareholders once the records become live on their system. Continental cannot answer any shareholder questions until the data is loaded and it is live on March 7, 2023.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: statements about the ability to obtain or maintain the listing of the ordinary shares on Nasdaq following the business combination; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	4

PRESS RELEASE

SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities’; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq following the business combination; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in the Registration Statement filed on Form F-4, as amended (File No. 333-267301), including those under the section entitled “Risk Factors”.

—Ends—

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	5

PRESS RELEASE

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

Follow us through our social channel @secmattersltd

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	6